Skadden, Arps, Slate, Meagher & Flom

Partners	世達國際律師事務所	AFFILIATE OFFICES
Geoffrey Chan *	42/F, EDINBURGH TOWER, THE LANDMARK	-----------
Shu Du *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
Andrew L. Foster *	---------	CHICAGO
Chi T. Steve Kwok *	TEL: (852) 3740-4700	HOUSTON
Edward H.P. Lam ¨*	FAX: (852) 3740-4727	LOS ANGELES
Haiping Li *	www.skadden.com	NEW YORK
Rory McAlpine ♦		PALO ALTO
Jonathan B. Stone *		WASHINGTON, D.C.
Kai Sun		WILMINGTON
Paloma P. Wang		-------------
♦ (Also Admitted in England & Wales)		BEIJING
* (Also Admitted in New York)		BRUSSELS
FRANKFURT
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

July 12, 2022

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on May 31, 2022

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 22, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 31, 2022 (the “Draft Registration Statement”).

Securities and Exchange Commission

July 12, 2022

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated June 22, 2022

Draft Registration Statement on Form F-1 Submitted May 31, 2022

Cover Page

1.	We note your response to our prior comment 1 and reissue. Please refer to the fifth paragraph of the prospectus cover page. Please disclose that your holding company structure involves unique risks to investors and that investors may never hold equity interests in your Chinese operating companies. Revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6 and 52 of the Revised Draft Registration Statement.

2.	We reissue our prior comment 3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has clarified the definitions under “Conventions” on page ii of the Revised Draft Registration Statement and, to the extent appropriate and practicable, revised the disclosures throughout the Revised Draft Registration Statement.

Securities and Exchange Commission
July 12, 2022

3.	We reissue our prior comment 4 in part. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no such transfers, dividends, or distributions have been made to date, so state. In this regard, it appears you have limited your disclosure to the periods covered by the financial statements. Provide cross-references to the consolidated financial statements. Make conforming edits to your prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of the Revised Draft Registration Statement. Except as disclosed in the Revised Draft Registration Statement, no other transfers, dividends, or distributions have been made to date between the Company and its subsidiaries, or to investors.

The Company respectfully advises the Staff that its consolidated financial statements will not specify the transfers of proceeds between the Company and its subsidiaries or between its subsidiaries because these were intra-group cash flows or transactions that have not occurred during the periods covered by the financial statements.

4.	We note your revised disclosure in response to our prior comment 5. Please include a cross reference on your cover page to your discussion on the limitations on your ability to transfer cash in your prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

5.	We note your disclosure in response to our prior comment 7 that transfers of cash across your organization are subject to internal report and approval process. Summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Provide a cross reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of the Revised Draft Registration Statement.

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations, page 7

6.	We note your response to our prior comment 13 and reissue. The disclosure in this section should not be qualified by materiality. Please make appropriate revisions to your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

Securities and Exchange Commission
July 12, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

7.	We have reviewed your response to comment 21. Please tell us how GMV differs from revenue as both appear to represent the value of orders placed and shipped to customers, net of returns. In particular, please tell us how the disclosure on page 116 which states that the GMV from the marketplace model is 302.9 million RMB in 2020, and 914.6 million RMB in 2021 compares to the disclosure on page F-32 which states the service revenue was 40.8 million RMB in 2020 and 116.7 million RMB in 2021.

The Company respectfully advises the Staff that as disclosed on page ii of the Revised Draft Registration Statement, GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, net of the returned amount. Namely, GMV represents the sales amount on a gross basis under both the Company’s product sales model and marketplace model. In addition, the Company recognizes revenues once the products are delivered to customers; as disclosed in note 2(s) to the Company’s consolidated financial statements on page F-19 of the Revised Draft Registration Statement, (i) the Company recognizes revenues under the product sales model on a gross basis as the Company acts as a principal thereunder and (ii) the Company recognizes revenues under the marketplace model on a net basis, which equals to the sales amount multiplied by a fixed rate of commission fee, as the Company acts as an agent thereunder. Therefore, the major difference between GMV and revenue is attributable to the marketplace model. Upon its successful sales to customers under the marketplace model, the Company charges the third-party merchants a fixed-rate commission fee based on the sales amounts.

As such, the net service revenues of RMB40.8 million in 2020 and RMB116.7 million in 2021 represent the commission fees charged by the Company based on the sales amounts from the marketplace model for the two respective years. The GMV from the marketplace model of RMB 302.9 million in 2020 and RMB914.6 million in 2021 represents the sales amounts from the marketplace model for the two respective years.

8.	We note your disclosure on page 98 that your gross margin decreased from 14.5% in 2020 to 13.6% in 2021, which was primarily a result of the purchase price increase of MRO products driven by the price increase of raw materials of MRO products, such as lubricant, adhesive, fasteners, wire and cable. Please clarify whether these price increases were a result of inflationary pressures, and if so, expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Identify actions planned or taken, if any, to mitigate these inflationary pressures.

The Company respectfully advises the Staff that the Company has not observed material impacts on its results of operations in 2021 due to inflation in China. According to the National Bureau of Statistics of China, China’s consumer price index increased by 0.9% from 686.5 in 2020 to 692.7 in 2021. The Company endeavors to enhance its gross margin during its ordinary course of business, and it has taken the following measures in response to the purchase price increases of MRO products: (i) adjusting its product pricing to pass the higher product procurement costs to its customers, (ii) obtaining more favorable terms from suppliers through bulk procurement, and (iii) cooperating with more original manufacturers of MRO products and increasing the proportion of products directly procured from them (versus from distributors) to lower overall product procurement costs.

Securities and Exchange Commission
July 12, 2022

9.	We note that you have experienced supply chain disruptions. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

The Company respectfully advises the Staff that the strains on product shipping and delivery activities it experienced as disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 on Our Operations” on page 93 of the Revised Draft Registration Statement, i.e., the “supply chain disruptions,” primarily resulted from the COVID-19 outbreaks in China. Specifically, the citywide lockdown in Shanghai during April and May 2022 due to the COVID-19 resurgence led to the temporary closure of its several warehouses in Shanghai and the surrounding regions. The intercity logistics was also adversely impacted by such lockdown, which gave rise to the delayed delivery of the Company’s products, particularly in April 2022. In response to such impact, the Company promptly adjusted its fulfillment arrangements by (i) dispersing its inventory to more warehouses, (ii) adopting more direct shipping of products from suppliers to customers, and (iii) increasing its stockpile as appropriate. With these measures in place, the Company has soon recovered and resumed its supply chain capabilities since May 2022. The Company currently does not expect any resulting prolonged or material impact on its business, financial conditions or results of operations.

The Company further respectfully advises the Staff that it has not experienced supply chain disruptions in connection with product sourcing from suppliers, since it has built up a large and diversified supplier base. The above mitigation efforts have not introduced new material risks related to product quality, reliability or regulatory approval of products.

Securities and Exchange Commission
July 12, 2022

Notes to Consolidated Financial Statement
21. Share-based compensation, page F-46

10.	Please tell us who the 100,000,000 restricted shares were issued to for nominal consideration on December 30, 2021.

The Company respectfully advises the Staff that such 100,000,000 restricted shares were issued to one of its employees, who is neither a director nor an executive officer of the Company. The Company has revised the disclosure on page 187 of the Revised Draft Registration Statement.

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company hereby undertakes to explain, once an estimated offering price or range is available, its means of determining the fair value of the common stock underlying its equity issuances as well as the reasons for any differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP